06006030

AB 3/23/06 *

K9 3/24

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 156

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WestLB Securities Inc.

OFFICIAL USE ONLY
8-20494
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1211 Avenue of the Americas
(No. and Street)

New York	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack Baranski **212-852-5996**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Peter E. Jensen and Jack Baranski, swear (or affirm) that, to the best of our knowledge and belief the accompanying Statement of Financial Condition pertaining to the firm of WestLB Securities Inc., as of December 31, 2005, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

SYLVIA O. ROJAS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01RO6054408
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES FEB. 5, 2007

Signature

Company Head

Title

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

WestLB Securities Inc.

December 31, 2005
with Report of Independent Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
WestLB Securities Inc.

We have audited the accompanying statement of financial condition of WestLB Securities Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WestLB Securities Inc. at December 31, 2005 in conformity with accounting principles generally accepted in the United States.

February 28, 2006

Ernst + Young LLP

WestLB Securities Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 60,104,154
Securities segregated in compliance with Rule 15c3-3	4,916,927
Deposits with clearing organizations	9,319,122
Fails to deliver	382,577
Receivables from customers	12,250
Securities owned, at fair value	12,348,354
Deferred tax asset	1,127,275
Other assets	107,218
Total Assets	$ 88,317,877
Liabilities	
Due to Parent	$ 10,427,904
Accrued compensation payable	1,888,924
Payables to customers	344,081
Other liabilities and accrued expenses	529,050
	13,189,959
Commitments and contingencies (Note 10)	
Subordinated liabilities	40,000,000
Stockholder's Equity	35,127,918
Total Liabilities and Stockholder's Equity	$ 88,317,877

See accompanying notes.

WestLB Securities Inc.

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

WestLB Securities Inc. (the "Company") is a wholly-owned subsidiary of WestLB AG (the "Parent"), a commercial and investment bank located in the Federal Republic of Germany.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc., the Boston Stock Exchange, the Mortgage Backed Securities Clearing Corp., Euroclear, the Depository Trust Company and the Government Securities Clearing Corp.

The Company acts as an agent between its affiliated companies and third parties for the purchase and sale of foreign equity and fixed income securities. The Company executes and clears all of these trades through its foreign affiliates. These trades are settled on a delivery versus payment or receive versus payment basis. The Company provides clearing and custodial services for its Parent's branches in New York, London and Tokyo relating to domestic securities and acts as agent for the placement of commercial and private placement paper. In addition, the Company trades fixed income securities for its own account.

As more fully described in Note 5, the Company generates management, clearing, commercial paper, and private placement fees through transactions with related parties and has service agreements with related parties under which it receives administrative support to conduct its operations. Therefore, the accompanying statement of financial condition may not be indicative of the financial condition of the Company, if it had operated as an unaffiliated entity.

2. Significant Accounting Policies

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America and reflect the following significant accounting policies:

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of statement of financial condition.

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company earns management, clearing, commercial paper and private placement fees through transactions with related parties.

Operating costs incurred by the Company during the execution of its "as agent" duties, excluding clearing fees and certain other expenses, are reimbursed to the Company by the related parties at cost plus 5%.

Clearing fees are accounted for on a trade-date basis. Interest income and expense is recorded when earned or incurred. Fees related to private placements are recorded upon settlement.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of less than 90 days at the time of purchase and not held for resale to be cash equivalents. Cash and cash equivalents include cash held in bank accounts, highly liquid deposits in overnight investment accounts, investments in treasury bills and money market funds. Cash and the overnight account are held at one U.S. commercial bank. As of December 31, 2005, $18,547,027 of the cash and cash equivalent balance was held in two money market fund deposits.

Securities Segregated in Compliance with SEC Rule 15c3-3

Treasury bills of $4,916,927, recorded at market value, are segregated in a special reserve bank account at a major U.S. financial institution for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934.

Securities Owned

Securities owned are valued at market or fair value on a trade date basis. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations.

2. Significant Accounting Policies (continued)

Receivable From and Payable to Customers

Receivable from and payable to customers represent unsettled securities transactions due to and due from customers.

Fails to Deliver and Fails to Receive

Fails to deliver arise when the Company does not deliver securities on settlement date. The Company records the selling price as a receivable due from the purchasing customer. The receivable is collected upon delivery of the securities. Fails to receive arise when the Company does not receive securities on settlement date. The Company records the amount of the purchase price as a payable due to the selling customer. The liability is paid upon receipt of the securities. At December 31, 2005, there were no outstanding fails to receive.

3. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," approximates the carrying amount reflected on the Statement of Financial Condition. Financial instruments include cash and cash equivalents and short-term borrowings. The fair value of such instruments approximates their carrying value due to their short maturity and pricing terms. Financial instruments also include securities owned, at fair value, consisting of $12,137,274 in corporate debt securities and $211,080 in equity securities.

The Company's subordinated liabilities are recorded at contracted amounts approximating fair value. These subordination agreements have a floating rate of interest which approximated market rates of interest available to the Company at December 31, 2005.

4. Deposits with Clearing Organizations

The Company is a participant in the Depository Trust Company ("DTC"). DTC has a minimum participant deposit requirement of $7,000,000 for the Company. The remaining balance of $2,319,122 represents deposits with NSCC clearing organization.

5. Related Party Transactions

The Company provides services to its Parent's head office in Düsseldorf and branches in New York and London under management agreements. These services include securities clearing, custody, and other management services. These charges are invoiced on a monthly basis, and the amounts receivable are non-interest bearing and are payable on demand.

Due to Parent consists of management charges related to a service agreement with the Parent. The Company utilizes certain resources of the Parent, including facilities, systems, human resources and other various administrative services for which the Parent allocates a management charge to the Company.

The Company earns fees from related parties for acting as clearing agent with regard to domestic securities transactions. Fees earned are at market rates.

The Company has entered into commercial paper placement agreements with commercial paper conduits set up by the Parent. Pursuant to these agreements, the Company acts as agent and receives a fee for placing commercial paper with investors on behalf of the conduits. Placement fees earned are at market rates.

The Company also earns private placement fees relating to the distribution of private placement paper to U.S. investors on behalf of the London Branch of the Parent. The Company earns these fees at market rates.

6. Net Capital Requirements

The Company is subject to the net capital requirements of the Securities and Exchange Commission (the "SEC") under Rule 15c3-1 (the "Rule"). The Company follows the basic method of computing net capital under the Rule which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2005, the Company had net capital of $66,461,131, which was $65,581,801 in excess of its required net capital of $879,330. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1.

7. Subordinated Liabilities

Effective August 15, 2002, the Company entered into a revolving subordinated loan agreement (the "Agreement") with the Parent. Under the terms of the Agreement, the Company has an aggregate revolving credit line of $40 million that expired on August 15, 2005 and was subsequently renewed effective as of December 27, 2005 through December 29, 2008. The Company drew down all of the available credit line during the year ended December 31, 2005. The revolving credit line has been approved by the NASD and is includable in determining net capital under Rule 15c3-1 when drawn.

The Company's subordinated revolving credit agreement requires payment of interest at floating rates related to the London Interbank Offered Rate. At December 31, 2005, interest rates of approximately 4.6% were in effect.

8. Income Taxes

The Company files Federal, New York State and New York City income tax returns. Deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such difference are expected to reverse.

The temporary differences between U.S. GAAP and U.S. tax accounting principles that account for the deferred tax asset are amounts related to accrued bonus and severance that are not currently deductible. In addition, the Company has released a deferred tax asset relating to a rent write-off and net operating losses incurred during 2004 on a tax basis. As of December 31, 2005, no valuation allowance has been placed against the deferred tax asset of $1,127,275, as management believes it is more likely than not that the benefit relating to the deferred tax asset will be realized in future years.

9. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined contribution pension plan that provides retirement benefits to eligible employees. Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies.

The Company also participates in a defined contribution 401(k) plan.

9. Employee Benefit Plans (continued)

Certain employees of the Company participate in a deferred compensation plan offered by an affiliate. Participants voluntarily defer a portion of their incentive bonus, which is invested in a variety of investments for a deferral period of the employee's choosing. The employee deferrals are charged to expense in the year of the award.

10. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

11. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfil its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

The Company has receivables and payables for financial instruments sold to and purchased from brokers, dealers and customers. The Company is exposed to risk of loss from the inability of the brokers, dealers and customers to pay for purchases or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at prevailing market prices. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfil its contractual obligations.

As this right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.